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                             September 7, 2023

       Handong Cheng
       Chief Executive Officer
       ZW Data Action Technologies Inc.
       Room 1811, Xinghuo Keji Plaza, No. 2 Fufeng Road
       Fengtai District, Beijing, PRC

                                                        Re: ZW Data Action
Technologies Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Response dated
August 24, 2023
                                                            File No. 001-34647

       Dear Handong Cheng:

              We have reviewed your August 24, 2023 response to our comment letter and have the following comment.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Item 9C. Disclosure Regarding Foreign Jurisdiction that Prevent Inspections, page 64

   1. We note your statement that you reviewed public filings and your material contracts in connection with your
required submission under paragraph (a). Please supplementally describe any additional
materials that were reviewed and tell us whether you relied upon any legal opinions or
third party certifications such as affidavits as the basis for your submission.
              Please contact Kyle Wiley at (202) 344-5791 or Christopher Dunham at (202) 551-3783
       with any other questions.




                             Sincerely,


                             Division of Corporation Finance

                             Disclosure Review Program